UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

EMPIRE STATE REALTY TRUST, INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

111 West 33rd Street, 12th Floor

(Address of Principal Executive Office (Street and Number))

New York, New York 10120

(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Empire State Realty Trust, Inc. (the “Registrant”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense due to the circumstances described below.

Subsequent to the filing of the Registrant’s Form 10-K for the period ended December 31, 2023, the filing of the Registrant’s Form 10-Q for the quarterly period ended March 31, 2024 and the Registrant’s Q2 2024 earnings release and call, Ernst & Young LLP (“EY”), the Registrant’s independent registered public accounting firm, informed the Registrant that following EY’s internal post audit quality review of its audit of the Registrant’s consolidated financial statements for the fiscal year ended December 31, 2023, EY had identified control deficiencies in the design of certain information technology general controls (“ITGCs”) for the Registrant’s information systems and applications which were relevant to the preparation of the consolidated financial statements as of December 31, 2023.

In particular, the Registrant noted that its ITGCs include: (i) controls to approve and monitor changes within information systems and related applications, but the monitoring controls were not designed to ensure a complete population of changes were subject to the control procedures across all relevant information technology (“IT”) components, and (ii) controls to approve and monitor user access to information systems and related applications, but the monitoring controls were not designed to review the appropriateness of permissions granted to approved users. As a result, business process controls (automated and manual) that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective. In consideration of this, management, after discussion with EY, concluded there was a material weakness resulting from those ITGCs as the compensating business process controls in place to mitigate this control deficiency were impacted by the ineffective ITGCs.

As a result, the Registrant reevaluated the effectiveness of its disclosure controls and the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls were not effective at a reasonable level of assurance as of December 31, 2023 due to factors described above, and that Management’s Report on Internal Control Over Financial Reporting included in Item 9A of the Registrant’s 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on February 28, 2024, and EY’s opinion relating to the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2023 under Section 404(b) of the Sarbanes-Oxley Act, should no longer be relied upon.

The Registrant intends to delay the filing of the Form 10-Q while the Registrant and EY complete the assessment of the impacts of the matters described above. The Registrant does not anticipate it will be able to file the Form 10-Q on or prior to the fifth (5th) calendar day following the prescribed due date.

Based on management’s work to date, it has not identified any errors that would result in a restatement to the consolidated financial statements for the periods presented in the Form 10-K. While EY also has been performing and continues to perform incremental audit procedures responsive to the identified material weakness, it has not withdrawn its audit report on the financial statements included in the Form 10-K.

Management continues to execute a remediation plan that includes a comprehensive review of logical access and change management across all relevant IT components, updating and confirming appropriate user access levels, and enhancing and revising the design of and monitoring around existing IT controls and procedures.

The previously identified material weakness resulting from ineffective ITGCs will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen V. Horn	(212)	850-2619
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMPIRE STATE REALTY TRUST, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2024	By:	/s/ Stephen V. Horn
Stephen V. Horn
Executive Vice President, Chief Financial Officer & Chief Accounting Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).